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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                                                 SEC FILE NUMBER
                                                                    001-05620
                                   FORM 12B-25

                                                                    CUSIP NUMBER
                           NOTIFICATION OF LATE FILING

(Check One): [X]Form 10-K [ ]Form 20-F [ ]Form 11-K [ ]Form 10-Q [ ]Form N-SAR


            For Period Ended: December 31, 2003
                              __________________________________________________
            [ ] Transition Report on Form 10-K
            [ ] Transition Report on Form 20-F
            [ ] Transition Report on Form 11-K
            [ ] Transition Report on Form 10-Q
            [ ] Transition Report on Form N-SAR
            For the Transition Period Ended: ___________________________________

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
      NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION
                  HAS VERIFIED ANY INFORMATION CONTAINED HEREIN

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

This notification relates to the portion of the registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2003 under Item 15, Part IV which references the consolidated financial statements of Internet Capital Group, Inc., for the three-year period ended December 31, 2003 required to be included in the registrant's Annual Report pursuant to Rule 3-09 of Regulation S-X, and to be filed as Exhibit 99.1 to the registrant's Annual Report.

PART I - REGISTRANT INFORMATION

Safeguard Scientifics, Inc.
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Full Name of Registrant

Not Applicable
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Former Name if Applicable

800 The Safeguard Building, 435 Devon Park Drive
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Address of Principal Executive Office (Street and Number)

Wayne, Pennsylvania  19087
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City, State and Zip Code

PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

                  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

        [X]       (b)   The subject annual report, semi-annual report,
                        transition report on Form 10-K, Form 20-F, 11-K or Form
                        N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                  (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE


                        POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION
                        OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED
(Attach Extra           TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID
Sheets if Needed)       OMB CONTROL NUMBER.

SEC 1344 (2-02)
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State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q,
N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Safeguard Scientifics, Inc. (the "Company") is required, pursuant to Rule 3-09 of Regulation S-X, to include in its Annual Report on Form 10-K for the fiscal year ended December 31, 2003 the consolidated financial statements of Internet Capital Group, Inc., for the three-year period ended December 31, 2003. Since the Company is an accelerated filer, it filed its Annual Report on March 15, 2004, and included a reference in Item 15, Part IV of the Annual Report under the heading "Separate Financial Statements of Subsidiaries Not Consolidated" to the consolidated financial statements of Internet Capital Group, Inc. ("ICG") to be filed as Exhibit 99.1, as would be incorporated by reference to Part II, Item 8 of the Annual Report on Form 10-K for the year ended December 31, 2003 to be filed by Internet Capital Group, Inc. (SEC file no. 001-16249). ICG has informed the Company that it intends to file a Notification of Late Filing with the Securities and Exchange Commission ("SEC") pursuant to Rule 12b-25 of the Securities Exchange Act of 1934, as amended ("Exchange Act"), relating to the delayed filing of the Annual Report on Form 10-K for the year ended December 31, 2003 of one of ICG's subsidiaries, Universal Access Global Holdings, Inc. ("UAGH"). ICG, pursuant to Rule 3-09 of Regulation S-X, is required to include the financial statements of UAGH in its Annual Report on Form 10-K, and therefore will file the Notice of Late Filing to permit the incorporation by reference of UAGH's financial statements (when filed with the SEC) into ICG's Annual Report. UAGH is not an accelerated filer, and therefore, upon filing of a Notice of Late Filing with the SEC pursuant to Rule 12b-25 of the Exchange Act, will be permitted to file its Annual Report on Form 10-K no later than the fifteenth calendar day after the prescribed due date of March 30, 2004. In accordance with the amendments to Rule 3-09 of Regulation S-X as promulgated under the SEC's Release No. 34-46464, accelerated filers such as the Company are permitted to file financial statements of unconsolidated subsidiaries and less than 50% or less owned persons within the prescribed due date of such unconsolidated subsidiary and less than 50% or less owned person that is a non-accelerated filer. As a result, the Company is filing this Notification of Late Filing in order to permit the delayed incorporation by reference of Internet Capital Group, Inc.'s consolidated financial statements into the Company's Annual Report.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      Karen Keating                       (610)                  293-0600
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                      (Name)           (Area Code)           (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer
      is no, identify report(s).                                [X] Yes   [ ] No

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(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
      thereof?                                                  [ ] Yes   [X] No

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      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                           Safeguard Scientifics, Inc.
          -----------------------------------------------------------
                  (Name of Registrant as Specified in Charter)


                        POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION
                        OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED
(Attach Extra           TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID
Sheets if Needed)       OMB CONTROL NUMBER.

SEC 1344 (2-02)
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Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  March 30, 2004           By      /s/ Anthony L. Craig
      -----------------------          ---------------------------------------
                               Name:   Anthony L. Craig
                               Title:  President and Chief Executive Officer

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INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

   INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                        VIOLATIONS (SEE 18 U.S.C. 1001).

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